Filed Pursuant to Rule 253(g)(2)

File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 18 DATED MAY 17, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 24, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 24, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 25, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – The View JV LP

On May 11, 2021, we directly acquired ownership of a “majority-owned subsidiary”, The View JV LP (the “The View at Lakeside Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $6,105,000, which is the initial stated value of our equity interest in the The View at Lakeside Controlled Subsidiary (the “The View at Lakeside Controlled Subsidiary Investment”). The The View at Lakeside Controlled Subsidiary used the proceeds of the The View at Lakeside Controlled Subsidiary Investment to recapitalize a stabilized garden-style multifamily property totaling 360 units located at 901 Lakeside Circle, Lewisville, TX 75057 (the “The View at Lakeside Property”). The View at Lakeside Controlled Subsidiary Investment was funded with proceeds from our Offering.

The View at Lakeside Controlled Subsidiary is managed by American Landmark LLC (“ALA”). ALA originally closed on The View at Lakeside Property on December 12, 2018. ALA is an apartment owner and operator with over 23,000 units across the southern United States. ALA manages a diverse real estate portfolio valued in excess of $2 billion.

Pursuant to the agreements governing the The View at Lakeside Controlled Subsidiary Investment (the “The View at Lakeside Operative Agreements''), our consent is required for all major decisions regarding the The View at Lakeside Property. In addition, pursuant to the The View at Lakeside Operative Agreements we are entitled to receive an economic return of 8% on our The View at Lakeside Controlled Subsidiary Investment at sale or refinancing. While the The View at Lakeside Controlled Subsidiary Investment is outstanding, we will receive current payments on a monthly basis, which will be paid from operating cash flows. We will receive a pro rata share of the operating cash flows based on our percentage ownership of The View at Lakeside Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of 1.50% of the The View at Lakeside Controlled Subsidiary Investment.

On December 12, 2018, ALA secured financing of $36,595,000 through a senior secured loan from Berkadia – Fannie Mae (the “The View at Lakeside Senior Loan”). The View at Lakeside Senior Loan features a 10-year term and 10 years interest-only at a fixed rate of 4.69%. Aggregate with the The View at Lakeside Senior Loan, the The View at Lakeside Controlled Subsidiary Investment features a loan-to-value ratio (“LTV”) of 70%. The combined LTV ratio is the amount of the The View at Lakeside Senior Loan plus the amount of the The View at Lakeside Controlled Subsidiary Investment, divided by the appraised value of the The View at Lakeside Property. LTV is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

The View at Lakeside Property is a 360-unit, garden-style apartment property in Lewisville, TX. As of March 4, 2021 rent roll, the property is 93.33% occupied. In the year leading up to our acquisition, economic occupancy averaged roughly 92%. The property's twelve residential and one clubhouse buildings were constructed in 1997, and the build is of wood frame construction. The View at Lakeside Property has been renovated by ALA since their acquisition in 2018.